Execution Version

Exhibit 10.21

Par Technology Corporation
8383 Seneca Turnpike
New Hartford, NY 13413
P 800.448.6505
www.partech.com

February 27, 2020

Mr. Savneet Singh
c/o PAR Technology Corporation
8383 Seneca Turnpike
New Hartford, NY 13413

Re:    Employment Letter: Service as Chief Executive Officer (the “Letter”)

Dear Savneet:

We are pleased to present you with revised terms of employment in connection with the continuation of your service as Chief Executive Officer (“CEO”) and President of PAR Technology Corporation (the “Company”). These revised terms will take effect at the beginning of the first complete payroll period following the Effective Date (as herein defined). You will continue to report to the Company’s Board of Directors (the “Board”).

As the CEO of the Company, you will continue to perform those duties and shall have such authority, duties, and responsibilities customarily consistent with, and incident to, the offices of Chief Executive Officer and President, and you shall perform such additional duties and shall have such additional authority and responsibilities as the Board may prescribe. Your principal office will be located in New Hartford, New York, provided that you understand and agree that you will be required to travel to properly fulfill your employment duties and responsibilities.

You will devote all of your business time, energy, business judgment, knowledge and skill and your best efforts to the performance of your duties with the Company, provided that the foregoing shall not prevent you from (a) continuing to serve as a director of Osprey Technology Acquisition Corp. (NYSE:SFTW.U), a director of Jade Power Trust (f/k/a Blockchain Power Trust TSXV:PWR.UN) and, with the prior written approval of the Board, serving on the boards of directors (and board committees) of non-profit organizations (including The Sikh Coalition) and other for profit companies, (b) continuing to serve as a partner of CoVenture, LLC (c) participating in charitable, civic, educational, professional, community or industry affairs, and

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(d) managing your passive personal investments previously disclosed to the Company, so long as, in the reasonable discretion and good faith of the Board, the activities described in clauses (a) – (d), individually or in the aggregate, do not interfere or conflict with your duties and responsibilities to the Company or create a potential business or fiduciary conflict.

You will also continue to serve as a director of the Company until the 2020 annual meeting of stockholders and until your successor is duly elected and qualified. You understand that you are not eligible to be compensated as a non-employee director while serving as the CEO.

The terms of this Letter also include the Non-Disclosure; Non-Competition; Non-Solicitation Agreement attached hereto as Exhibit A (the “NDA”), which forms a part of this Letter.

1.    Term. The term of your employment with the Company will continue until terminated by you or the Company as provided in this Letter.
2.    Base Salary. Your annual base salary will be $550,000, less applicable tax withholding and deductions as required or permitted by law, payable in accordance with the Company’s regular payroll. Your base salary shall be subject to review by the Compensation Committee of the Board (the “Committee”) from time to time, but no less than annually, and may be adjusted from time to time in the Committee’s sole discretion but shall not in any year be reduced below your then annual base salary.

3.    Recognition Award. Within an administratively reasonable period of time following the Effective Date (“Grant Date”), under the terms of the Amended and Restated PAR Technology Corporation 2015 Equity Incentive Plan (as the same may be amended or restated from time to time, or its successor (the “Plan”)), you will be granted 20,000 restricted stock units (the “Recognition RSUs”), with each Recognition RSU representing the right to receive one share of the Company’s common stock upon vesting. Provided you are employed as CEO of the Company through and including each applicable vesting date, the Recognition RSUs shall vest, 1/3rd on December 31, 2020, 1/3rd on December 31, 2021 and 1/3rd on December 31, 2022.

4.    Short Term Incentive (“STI”). Beginning with the Company’s fiscal year ending on December 31, 2020 (“FY 2020”), you will participate in the Company’s annual short-term incentive plan as in effect from time to time for executive officers (“STI”) during FY 2020 and in subsequent fiscal years while you continue to serve as CEO. You will have the opportunity to earn, on an annual basis, a cash bonus subject to the achievement of performance goals for the applicable year, as established by the Committee. Your annual STI bonus threshold, target and maximum payout for each of the Company’s fiscal years ending December 31, 2020, 2021 and 2022 will be 80%, 90% and 100%, respectively, of your base salary earned in each such fiscal year. Your STI bonus target for FY 2020 shall be the Company’s achievement of the Company’s consolidated revenue for such fiscal year, set forth in the Company’s 2020 annual operating plan. Annual STI bonus targets and associated payouts for subsequent fiscal years are subject to approval and adjustment by the Committee. Any annual STI bonus earned for a completed fiscal year will be paid in the immediately following fiscal

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year at the same time that annual STI bonuses are paid to other executive officers of the Company, subject to your continued employment with the Company through the date of payment. The terms and conditions of your participation in the STI for the Company’s fiscal year ended December 31, 2019 are unchanged by this Letter. Any STI bonus payments paid to you shall be less applicable tax withholding and deductions as required or permitted by law. All STI bonus payments, if any, are subject to the Committee’s certification as to the satisfaction of the performance goals for the applicable year.

5.    Long-Term Incentive (“LTI”). On the Grant Date, you will be awarded (the following (the equity awards in (a) – (c) herein, collectively, the “LTI Award”): (a) 170,000 time-vesting restricted stock units, which shall be subject to vesting based on your continued employment as CEO of the Company (“RSUs”), (b) a non-qualified stock option to purchase 575,000 shares of the Company’s common stock (“Option”), which is also subject to vesting based on your continued employment as CEO of the Company, and (c) 170,000 performance-vesting restricted stock units, which shall be subject to vesting based on your continued employment as CEO of the Company and the achievement of performance goals determined by the Committee (“Performance RSUs”). Provided you are employed as CEO through the applicable vesting date, each of the Option and the RSUs shall vest, 1/3rd on the first anniversary of the Effective Date and, thereafter, 1/12th at the end of each completed fiscal quarter, such that the Option and the RSUs shall each be fully vested on the third anniversary of the Effective Date.

The Performance RSUs shall be eligible to become vested, in equal installments of 1/3rd each, at the end of three performance periods established under this grant: the first for the performance period beginning on January 1, 2020 and ending December 31, 2021, the second for the performance period beginning on January 1, 2021 and ending on December 31, 2022, and the third for the performance period beginning on January 1, 2022 and ending December 31, 2023. The actual number of Performance RSUs that vest with respect to a given performance period shall depend upon the level of achievement of the selected performance goals, which shall be equally weighted, as set forth in the following table:

	Level of Achievement (expressed as a percentage of the target goal)	Payment Level (expressed as a percentage of the Performance Period Initial Grant)
Below Threshold	<80%	0%
Threshold	80%	60%
Target	100%	100%
Maximum	120%	130%

For the first performance period, the performance goal for the Performance RSUs for such performance period shall be Restaurant Annual Recurring Revenue Growth (as herein defined, “RARR Growth”) or Restaurant Bookings and for the second and third performance periods, the performance goals for the Performance RSUs for each of such performance periods shall be RARR Growth and Restaurant Annual Recurring Revenue Gross Margin (as herein defined, “RARR Gross Margin”). For purposes of this Letter, “Restaurant Annual Recurring Revenue” or

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“RARR” shall mean recurring revenue from the following sources: Brink SaaS, Core Services, Merchant Services, Partner Revenue, Restaurant Magic SaaS and such additional sources specified by the Committee at the time performance goals are established. RARR Growth for a given two-year performance period is calculated as follows:

RARR Growth = (R2 – R1)/R1

Where, “R1” equals recurring revenue for the month of December immediately preceding the beginning of the two-year performance period, multiplied by 12, and “R2” equals recurring revenue for the month of December at end of the two-year performance period, multiplied by 12 (for illustrative purposes only, for the performance period ending December 31, 2021, RARR Growth = December 2021 recurring revenue x 12, less December 2019 recurring revenue x 12)/December 2019 recurring revenue x 12); and RARR Gross Margin shall mean the percentage determined by calculating RARR for the given performance period, subtracting the allocable cost of goods sold, and then dividing the resulting difference by the RARR for such performance period.

The Committee shall certify the achievement of the performance goals, including the percentage of achievement, after the end of each performance period, and vesting of the Performance RSUs linked to such completed performance period, to the extent of achievement, shall occur at the time of such certification. The “Payment Level” for a given “Level of Achievement” between Threshold and Target, or between Target and Maximum, shall be calculated using linear interpolation.

The LTI Award will be subject to the terms and conditions of the Company’s standard forms of restricted stock unit and non-qualified stock option award agreements then in effect, as adjusted to reflect the terms of this Letter, and the exercise price of the Option shall be equal to the closing price of the Company’s common stock on the Grant Date. You shall make arrangements satisfactory to the Company to satisfy any and all tax withholding obligations and other deductions as required or permitted by law arising from the LTI Award. You shall not be entitled to any awards of the Company’s equity securities, including but not limited to grants made under the Plan, other than those awards set forth in this Letter, prior to the Company’s fiscal year ending December 31, 2024.

6.    Employee Benefits. Subject to satisfaction of any applicable eligibility requirements, you will continue to be eligible to participate in any employee benefit plan that the Company has adopted or may adopt, maintain, or contribute to for the benefit of its executive officers, which includes health insurance, LTD/ADD/life insurance, and 401(k). You will earn one week of paid vacation for each three months of employment that you complete (for a total of four weeks for each twelve months of completed employment) and you will also receive five (5) days of personal time off for each twelve months of completed employment. You will be reimbursed for reasonable expenses incurred by you in the course of performing your duties and responsibilities as CEO in accordance with the Company’s business expense reimbursement policy. The Company reserves the right to amend, modify or terminate any of its benefit plans, policies, or programs at any time and for any reason.

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In addition, subject to your cooperation in the underwriting process and eligibility for a policy with commercially reasonable terms, the Company shall procure and pay the premiums during the term of your employment as CEO of the Company an individual term life insurance policy on your life providing for death benefits in the amount of $5 million. You shall be entitled to designate the beneficiary under such policy in your sole discretion. The Company shall also, subject to your cooperation in the underwriting process and eligibility for a policy with commercially reasonable terms, procure and pay the premiums during the term of your employment with the Company a supplemental individual long-term disability policy which shall replace (in coordination with any other disability benefits provided by the Company) at least 60 % of your then base salary in the event a physical or mental disability prevents you from performing your own occupation. The amount of any premiums paid by the Company with respect to such policies shall be taxable income to you. Such policies shall be in addition to the other benefits provided to you by the Company, and shall be portable by you in the event of your termination of employment with the Company.

7.    Termination. Your employment shall terminate on the first of the following to occur:

(a)    Good Reason. Upon not less than 30 days' prior written notice by you to the Company of a termination for Good Reason. “Good Reason” shall mean any of the following circumstances to which you have not consented, which are not substantially cured by the Company within 30 days following written notification from you to the Company as required below: (i) the required relocation of your primary work location outside of either the Central New York Region, San Diego, California metropolitan area, or Toronto, Canada; (ii) the diminution (other than temporarily while physically or mentally incapacitated or as required by applicable law) in your title, duties, authorities or responsibilities, excluding immaterial diminutions not taken in bad faith; or (iii) the Company's breach of its material obligations to you under this Letter. You will provide the Company with a written notice detailing the specific circumstances alleged to constitute Good Reason within 30 days after you first know, or with the exercise of reasonable diligence would have known, of the occurrence of such circumstances, and must actually terminate employment within 30 days following the expiration of the Company's cure period as set forth above if the Company has failed to substantially cure the alleged breach. Otherwise, any claim of such circumstances as "Good Reason" shall be deemed irrevocably waived by you.

(b)    Death. Automatically on the date of your death.

(c)    Disability. Upon 5 days' prior written notice by the Company to you of a termination due to Disability. For purposes of this Letter, “Disability” shall mean, a determination by the Board that you have been unable to substantially perform your duties on account of a physical or mental injury, illness or impairment for a period of no less than 180 days.

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(d)    Cause. Immediately, upon written notice by the Company to you of a termination for Cause. “Cause” shall mean: (i) your willful refusal or material failure to perform your job duties and responsibilities (other than by reason of your serious physical or mental illness, injury, or medical condition); (ii) your willful refusal or failure to comply in any material respect with (A) Company policies; or (B) lawful directives of the Board; (iii) your material breach of any contract or agreement between you and the Company (including but not limited to this Letter and any incentive equity or restrictive covenants agreement(s) (or similar agreement between you and the Company, including the NDA); (iv) your material breach of any statutory duty, fiduciary duty or any other obligation that you owe to the Company; (v) your commission of an act of fraud, theft, embezzlement, or other unlawful act against the Company or involving its property or assets (including, without limitation, its products); (vi) your violation of Federal or state securities laws; (vii) your engaging in unprofessional, unethical or other acts that materially discredit the Company or are materially detrimental to the reputation, character or good standing of the Company, its property or assets (including, without limitation, its products); and (viii) your indictment or conviction or plea of nolo contendere or guilty plea with respect to any felony or crime of moral turpitude. In the event the Board determines to terminate your employment for Cause, you shall be given written notice of such determination and a period of 30 days following your receipt of such notice to cure such "for Cause" event to the reasonable satisfaction of the Board. Notwithstanding anything to the contrary contained herein, your right to cure shall not apply if there are habitual breaches by you or if the Board determines, in its reasonable discretion, that the "for Cause" event is not susceptible to cure. For avoidance of doubt, an act or omission made by you in good faith for the sole purpose of advancing the interests of the Company and in compliance with applicable law shall not provide the basis for a “for Cause” termination.

(e)    Without Cause. Immediately upon written notice by the Company to you of an involuntary termination without Cause (other than for death or Disability).

(f)    Without Good Reason. Upon 60 days' prior written notice by you to the Company of your voluntary termination of employment without Good Reason (which the Company may, in its sole discretion, make effective earlier than completion of the 60 day notice period).

8.    Consequence of Termination.

(a)    General. In the event of the termination of your employment for any reason, you shall be entitled to the following payments and benefits (with the amounts due under Sections 8(a)(i) and 8(a)(ii), to be paid within 60 days following termination of your employment, or such earlier date as may be required by applicable law), which collectively shall be referred to as the “Accrued Benefits”.

(i)    any base salary accrued but unpaid through the date of termination;

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(ii)    any accrued but unused vacation time through the date of termination;

(iii)    any unpaid business expenses incurred by you in the course of conducting the Company’s business and in accordance with the Company’s business expense reimbursement policy; and

(iv)    any nonforfeitable benefits payable to you under the terms of any welfare benefit plans or retirement benefit plans maintained by the Company, whether or not subject to ERISA, payable in accordance with the terms of the applicable plan.

Any amounts payable under this Section 8 in addition to the Accrued Benefits shall be subject to the requirements of Section 9 and Section 10 below.

(b)    Termination Without Cause & Termination for Good Reason. If your employment is terminated by the Company other than for Cause (but not including due to death or Disability) or terminated by you for Good Reason (including the Company’s right to cure), the Company shall pay or provide you with the Accrued Benefits. In addition to the Accrued Benefits:

(i)    the Recognition RSUs shall become fully vested;

(ii)    the Company will pay you any STI bonus earned but unpaid with respect to a fiscal year ended (“Completed STI Payment”), payable as provided in Section 4 (without regard to any continued employment requirement);

(iii)    the Company will pay you the annual STI bonus that you would have earned for the fiscal year in which your employment was terminated (if you had remained employed for the entire year), which shall be payable as provided in Section 4 (without regard to any continued employment requirement);

(iv)    the Company will pay you a series of semi-monthly severance payments for 15 months, each in an amount equal to one-twenty fourth (1/24th) of your base salary in effect on the date of your termination, to be paid in accordance with the Company’s normal payroll practices;

(v)    your unvested RSUs and unvested Option that would have become vested had you remained employed as the Company’s CEO for the 15-months following termination of your employment shall vest; and, in the case of the vested portion of the Option, such vested portion may be exercised at any time within three (3) months following the termination date of your employment;

(vi)    you will be entitled to your Performance RSUs that would have become vested at the end of the performance period in which your employment was terminated, based on actual performance achievement during the performance period in which your employment was

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terminated, which shall vest on the vesting date that the Performance RSUs would have vested, but for the termination of your employment; and

(vii)    the Company will pay you the amount of all premiums for continued coverage under any group health plan maintained by the Company in which you and any dependents participated at the time of your termination for up to the end of the fifteenth (15th) full calendar month following your termination of employment, provided that you timely elect to receive continuation coverage under Section 4980B of the Internal Revenue Code of 1986, as amended (the “Code’).

(c)    Termination Without Cause & Termination for Good Reason During a Change of Control Protection Period. If both (1) your employment is terminated by the Company not for Cause (but not including due to death or Disability) or terminated by you for Good Reason (including the Company’s right to cure) and (2) such termination occurs during a Change of Control Protection Period (as herein defined), the Company shall pay or provide you with the Accrued Benefits. In addition to the Accrued Benefits:

(i)    the Recognition RSUs shall become fully vested;

(ii)    the Company will pay you the Completed STI Payment, payable as provided in Section 4 (without regard to any continued employment requirement);

(iii)    the Company will pay you the annual STI bonus that you would have earned for the fiscal year in which your employment was terminated (if you had remained employed for the entire year), which shall be payable as provided in Section 4 (without regard to any continued employment requirement);

(iv)    the Company will pay you a series of semi-monthly severance payments for 18 months, each in an amount equal to one-twenty fourth (1/24th) of your base salary in effect on the date of your termination, to be paid in accordance with the Company’s normal payroll practices;

(v)    your unvested RSUs and unvested Option shall become 100% vested; and, in the case of the vested portion of the Option, such vested portion may be exercised at any time within three (3) months following the termination date of your employment;

(vi)    for any performance period that has commenced but has not yet been completed on the termination date of your employment and for the performance period immediately following such commenced performance period, your outstanding Performance Shares granted with respect to such performance periods shall be deemed to have been earned at target and shall vest; and

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(vii)    the Company will pay you the amount of all premiums for continued coverage under any group health plan maintained by the Company in which you and any dependents participated at the time of your termination for up to the end of the eighteenth (18th) full calendar month following your termination of employment, provided that you timely elect to receive continuation coverage under Section 4980B of the Code.

For purposes of this Letter, the term “Change of Control Protection Period” shall mean the period beginning the third month immediately before and ending the 13th month immediately following the effective date of a Change of Control (as defined in the Plan).

Notwithstanding anything to the contrary contained in the Plan, to the extent that, upon a Change of Control, any of the payments and benefits provided for under the Plan or any other agreement or arrangement between the Company and you (collectively, the “Payments”) would constitute a “parachute payment” within the meaning of Section 280G of the Code (a “Parachute Payment”), as determined by an independent accountant or tax advisor (“Independent Tax Advisor”) selected by the Company, then, if and solely to the extent that reducing the benefits payable hereunder would result in you receiving a greater amount, on an after-tax basis, taking into account any excise taxes payable under Section 4999 of the Code and all applicable income, employment and other taxes payable on such amounts, the amounts payable hereunder shall be reduced or eliminated, as the case may be, so that the total amount of Parachute Payments received by you do not exceed the amount that would result in no portion of the Payments being treated as an excess parachute payment pursuant to Section 280G of the Code. Any reduction in the amount of compensation or benefits effected pursuant to this paragraph shall first come, in order and, in each case, solely to the extent necessary, from any cash severance benefits payable to you, then from any other payments which are treated in their entirety as Parachute Payments and then from any other Parachute Payments payable to you, as determined by the Independent Tax Advisor.

(d)    Death or Disability.    In the event your employment is terminated on account of your death or Disability, the Company shall pay to you or your estate, as applicable, the Accrued Benefits. In addition to the Accrued Benefits:

(i)    the Recognition RSUs shall become fully vested;

(ii)    the Company will pay you the Completed STI Payment, payable as provided in Section 4 (without regard to any continued employment requirement);

(iii)    the Company will pay you the pro-rated portion of the annual STI bonus that you would have earned for the fiscal year in which your employment was terminated (if you had remained employed for the entire year), based on the number of days in such year that had elapsed as of the termination date of your employment

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(“Pro-Rata STI Payment”), which shall be payable as provided in Section 4 (without regard to any continued employment requirement);

(iv)    you will be entitled to a pro-rated portion of your unvested RSUs and unvested Option, based on the number of days that had elapsed in the vesting period in which your employment was terminated compared to the total number of days in that vesting period; and, in the case of the portion of the Option vested as of the date of your death, such vested portion may be exercised at any time within 12 months following such date; and

(v)    you will be entitled to a portion of your Performance RSUs that would have become vested at the end of the performance period in which your employment was terminated, based on (a) actual performance achievement during the performance period in which your employment was terminated and (b) the number of days in the performance period that had elapsed as of the termination date of your employment, which shall vest on the vesting date that the Performance Shares would have vested, but for the termination of your employment.

(e)    Termination for Cause or Voluntary Termination or Resignation without Good Reason. If your employment is terminated by the Company for Cause, (i) the Company shall pay or provide you with the Accrued Benefits, and (ii) all unexercised Options and unvested RSUs and Performance RSUs shall be immediately forfeited. If your employment is terminated by you other than for Good Reason, (i) the Company shall pay or provide you with the Accrued Benefits, and (ii) all unvested Options and unvested RSUs and Performance RSUs shall be immediately forfeited.

9.    Conditions to Receipt of Separation Payments or Benefits. The Company’s payment or provision of benefits beyond the Accrued Benefits under Section 8 is subject to the Company’s receipt of your fully executed and effective Release (in accordance with Section 10) and your continued compliance with the NDA and any additional post-employment covenants set forth in this Letter and/or in the Release. To the extent that any amounts payable under Section 8 constitute "non-qualified deferred compensation” for purposes of Section 409A of the Code, any such payment scheduled to occur during the first 6 months following such termination shall not be paid until the expiration of 6 months following such termination and shall include payment of any amount that was otherwise scheduled to be paid prior thereto.

You acknowledge that certain matters in which you are or will be involved during your employment may necessitate your cooperation in the future. Accordingly, following the termination of your employment for any reason, to the extent reasonably requested by the Board, you agree that you shall cooperate with the Company in connection with matters arising out of your employment with the Company; provided that the Company shall make reasonable efforts to minimize disruption of your other activities. The Company shall reimburse you for reasonable expenses incurred in connection with such cooperation.

10.    Release. Any and all amounts payable and benefits or additional rights provided pursuant to this Letter in connection with the termination of

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your employment beyond the Accrued Benefits shall only be payable or provided if you deliver a fully executed and effective release of claims in favor of the Company, in a form satisfactory to the Company (“Release”). The Release will be deemed “effective” when it is no longer subject to revocation by you, if applicable.

11.    Attorney’s Fees. The Company will reimburse you for reasonable legal fees incurred in connection with your review and negotiation of this Letter, in a sum not to exceed $20,000. Such reimbursement will be paid to you after your submission of reasonable documentation of your expenses.

12.    Additional Provisions.

This Letter does not represent any guarantee of employment for any period, subject to the terms of this Letter, the Company may terminate your employment at any time, with or without notice, for any reason or no reason.

This Letter and those documents expressly referred to herein (including the NDA) embody the complete agreement and understanding between you and the Company with respect to the subject matter herein and supersede and preempt any prior understandings, agreements (including your employment letter dated March 22, 2019 (the “March 2019 Letter”) and expressly including any obligations of the Company under the March 2019 Letter to make compensatory equity awards to you under the Plan in any fiscal year of the Company following the Company’s fiscal year ending on December 31, 2019), or representations by and between you and the Company, written or oral, which may have related to the subject matter hereof in any way.

This Letter shall be binding upon and inure to the benefit of and be enforceable by the Company’s successors and assigns and, except as expressly provided in this Letter, no term or provision of this Letter is intended to be, or shall be, for the benefit of any person other than the Company and you. The provisions of this Letter shall be deemed severable. The invalidity or unenforceability of any provision of this Letter in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Letter in such jurisdiction or the validity, legality or enforceability of any provision of this Letter in any other jurisdiction, it being intended that all rights and obligations of the Company and you hereunder shall be enforceable to the fullest extent permitted by applicable law. For purposes of this Letter, the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”.

The validity, interpretation, construction and performance of this Letter, and all acts and transactions pursuant hereto and the rights and obligations of you and the Company hereunder shall be governed, construed, and interpreted in accordance with the laws of the State of New York, without giving effect to principles of conflicts of law.

If you agree with the terms and conditions of this Letter, please evidence your agreement by signing and dating the enclosed copy of this Letter in the space indicated and return it to me.

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Your signature will acknowledge that you have read and understand and agree to the terms and conditions of this Letter. The Effective Date of this Letter shall be date of your counter-signature on this Letter, which shall be accompanied by your duly executed NDA.

Feel free to contact me if you have questions or if you need any additional information.

Sincerely,

By: /s/ Bryan Menar
Title: CFO

Accepted and Agreed to:

/s/ Savneet Singh
Savneet Singh

Dated: February 27, 2020

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Exhibit A

Non-Disclosure; Non-Competition; Non-Solicitation Agreement